MILLER & MARTIN PLLC

SUITE 800 1170 PEACHTREE STREET, N.E. ATLANTA, GEORGIA 30309-7649 (404) 962-6100 FAX (404) 962-6300	Michael P. Marshall, Jr. Direct Dial (404 962-6442 Direct Fax (404) 962-6342 mmarshall@millermartin.com

July 2, 2009

Via Federal Express

Song P. Brandon, Esq.

Special Counsel

Office of Mergers & Acquisitions

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Piedmont Community Bank Group Inc. (“Piedmont”) Schedule 13E-3
– Filed May 6, 2009
– File No. 005-82937

Preliminary Proxy Statement on Schedule 14A
– Filed May 6, 2009
– File No. 000-52453

Dear Ms. Brandon:

Enclosed please find marked copies of the captioned registrant’s first amendment to its Schedule 13E-3 and Schedule 14A. With respect to your June 9, 2009 letter, we have made the following revisions. For your convenience, we have restated your comment with the response following each comment.

Schedule 13E-3

General

1.	Throughout this schedule, you refer to an “Exhibit 1.” It appears that no such exhibit exists. Please remove any references to Exhibit 1 and make clear that you are referring to the preliminary proxy statement that you filed with us on May 6, 2009.

Response:	We have removed the references to Exhibit 1 and generally clarified that we are referring to the preliminary proxy statement.

2.	If approved, Piedmont will authorize a new class of shares and will provide for the reclassification of shares of common stock held by owners of 600 or less shares of common stock into the new Class A Common Stock. Since you are effectively issuing new securities to your current common holders, explain in your

Song P. Brandon, Esq.

U.S. Securities and Exchange Commission

July 2, 2009

response letter what exemption from Section 5 of the Securities Act of 1933 you are relying on to issue those new securities without registration of the offer. Describe all relevant facts that you believe support your reliance on any such exemption.

Response:	Piedmont intends to issue the shares of Class A Common Stock without registration under the Securities Act of 1933 in reliance on the exemption provided by Section 3(a)(9) of the Securities Act for the exchange by a company of any security with its existing shareholders exclusively, where no commission or other remuneration is paid or given directly or indirectly for solicitation the exchange. Piedmont believes that exemption is available for the Reclassification because Piedmont is only issuing the Class A Common Stock to its existing holders of common stock, and to no other persons or entities. Further, Piedmont is not paying any commission or other remuneration for soliciting the exchange.

Item 13. Financial Statements

3.	In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the required summary financial statements.

Response:	We have revised the proxy statement to include summary financial statements. We also make a corresponding revision to Item 13 of the Schedule 13E-3 to reference the appropriate section within the proxy statement.

4.	See last comment. It does not appear you have provided the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K, as required by Item 1010(a)(3), nor have you provided the book value per share information as of the most recent balance sheet presented, as required by Item 1010(a)(3). Please revise your disclosure accordingly.

Response:	The cited disclosures are included within the new sections referenced in our response to comment 3 above.

Song P. Brandon, Esq.

U.S. Securities and Exchange Commission

July 2, 2009

5.	We note your disclosure in this section providing that the “required pro forma information” is incorporated by reference to the Section entitled “Special Factors” in your preliminary proxy statement. We are unable to locate any pro forma information disclosure in your preliminary proxy statement. Please advise us or provide the information required by Item 1010(b) of Regulation M-A.

Response:	The pro forma financial information has been added to the proxy statement. We have also revised Item 13 of the Schedule 13E-3 to add the appropriate reference.

Signature Page

6.	We note the signature page assigning power of attorney to R. Drew Hulsey by each of the filing persons identified on the cover page of the Schedule 13E-3, other than Piedmont Community. However, on the signature page to the Schedule 13E-3, it appears that Mr. Hulsey is only signing on behalf of Piedmont Community. Please revise the signature page to include the signature of every person identified as a filing person on the cover of the Schedule
13E-3.

Response:	We have corrected the signature page by having R. Drew Hulsey sign on behalf of each filing person (other than Piedmont) as each filing person’s attorney-in-fact.

Preliminary Proxy Statement
General

7.	We note that this proxy statement relates to an annual meeting where you will also consider the election of directors. Please tell us what consideration you have given with regards to any obligations to post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Response:	Piedmont will delivery the proxy materials to its shareholders under the “full set” delivery option. We have revised the proxy statement and the proxy card to add the disclosures contemplated by Rule 14a-16(n).

8.	Please revise to indicate that the proxy statement and form of proxy are preliminary copies. Refer to Rule 14a-6(e)(1).

Song P. Brandon, Esq.

U.S. Securities and Exchange Commission

July 2, 2009

Response:	We have revised to indicate that the proxy statement and the form of proxy are preliminary copies. The edit to the proxy statement appears on page 1 to that document.

9.	We note your disclosure throughout the document stating that holders of Class A Common Stock, while losing their voting rights as common stock holders of the company, will be entitled to receive a dividend premium equal to 105% of any dividend paid on the common stock. We also note your disclosure on page 10 where you state that you “have never declared or paid cash dividends and cannot assure that we will be able to pay cash dividends in the foreseeable future.” At the forepart of the proxy statement, including, but not limited to a Q&A, please provide disclosure similar to the disclosure quoted above.

Response:	We have included the referenced statement relating to dividends in both the Q&A section of the proxy statement as well as the newly provided Summary Term Sheet.

Questions and Answers About and Summary Terms of the Proposals and the Annual Meeting, page 4

10.	The summary term sheet should be in bullet point format and should highlight the most important terms of the transaction, with cross-references to more detailed discussion later in the proxy statement. See Item 1001 of Regulation M-A. At present, your summary term sheet is lengthy, generally not in bullet point and does not provide a cross-reference to a more detailed discussion later in the document for most of the information provided. Please revise.

Response:	We have added a Summary Term Sheet in accordance with Item 1001 of Regulation M-A.

Q: What does it mean for the company and our shareholders that the company will no longer be a public company and subject to federal securities laws reporting obligations?, page 7

11.	We note your disclosure in the second to last sentence of this section indicating that “[b]ecause our stock has not historically been publicly traded on an exchange, we believe that the liquidity of the stock you hold in the company will not be significantly reduced.” We also note similar disclosure throughout your document indicating liquidity of your common stock is limited. Please revise to explain whether your stock trades on the OTC Bulletin Board or via Pink Sheets.

Response:	We have revised the referenced disclosure to indicate that Piedmont’s stock trades thinly on the OTC Bulletin Board.

Song P. Brandon, Esq.

U.S. Securities and Exchange Commission

July 2, 2009

Q: What are the terms of the Class A Common Stock?, page 9

12.	Refer to the third column of the table included in this section entitled “Class A Common Stock.” You state that Class A Common Stock holders would be entitled to vote “only as required by law.” In the paragraph that follows the table, you refer the reader to the section entitled “Voting Rights” for enumeration of the specific voting rights of the Class A Common Stock. However, we note that section, which is page 52 of your document, does not further enumerate that you mean by “only as required by law.” Please revise your disclosure to explain under what law holders of Class A Common Stock are entitled to vote and also address what types of matters on which they are entitled to vote.

Response:	We have revised the disclosure under “Voting Rights” to specifically enumerate the actions upon which the holders of Class A Common Stock are entitled to vote under Georgia law.

13.	You also disclose that holders of the Class A Common Stock are entitled to “5% premium on any dividends paid” on your common stock. This disclosure is inconsistent with your disclosure on page 6 where you indicate the premium is 105%. Please revise your disclosure accordingly.

Response:	We have revised the proxy statement to make the disclosure consistent that holders of the Class A Common Stock are entitled to a 5% premium on any dividends paid to the holders of common stock (i.e., the dividend would be 105% of the dividend paid to the holders of common stock).

Effect on Our Directors and Executive Officers, page 29

14.	We note your disclosure in the last full paragraph of this section where you disclose that “the Reclassification will not have a material effect on the value of our directors’ and executive officers’ interest in [y]our net book value per common equivalent share or net earnings per common equivalent share.” Instruction 3 to Item 1013 of Regulation M-A requires an affiliate of the subject company disclose the effect of the Rule 13e-3 transaction on the affiliate’s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. Please revise your disclosure to provide for this information.

Response:	We have made slight modifications to the last paragraph under this heading to more specifically address Instruction 3 to Item 1013 of Regulation M-A. Given the disclosure that the Reclassification will not have a material effect on the dollar value of the affiliates’ net book value, we did not feel that any reference to the percentage change was necessary.

Song P. Brandon, Esq.

U.S. Securities and Exchange Commission

July 2, 2009

Effects of the Reclassification on Shareholders Receiving Class A Common Stock, page 30

15.	We note the disclosure you provide under the subsection entitled “Negative Effect.” Please also disclose that holders of the Class A Common Stock will only be able to liquidate their shares via privately negotiated transactions.

Response:	We have revised the disclosure to add that the holders of Class A Common Stock will only be able to liquidate their shares via privately negotiated transactions.

Security Ownership of Management, page 47

16.	We note that both Messrs. Goolsby and Parker beneficially own over five percent of Piedmont’s common stock as of February 19, 2009. We are unable to locate a beneficial ownership report for either of those individuals. Please advise us of the extent to which you may be aware of these potentially delinquent filings, or please direct our attention to the filings.

Response:	The company is discussing these filings with Messrs. Goolsby and Parker. It appears that the filings have not been made. The company will work with these individuals to prepare Schedule 13G filings and expects that these filings will be made within the next several days.

Proposal No. 3: Election of Class III Directors, page 54

17.	We note that you may introduce a substitute director nominee. Please note that a substitute nominee who is unnamed and to be designated by you at a later date is not a bona fide nominee. See Rule 14a-4(d)(1). Accordingly, we do not believe you are permitted to use proxies for the election of a substitute nominee to the Piedmont board in the event you are unable to serve. Therefore, to the extent you intend to have a substitute nominee, please revise the proxy statement to include the following information for the substitute nominee: (i) a representation pursuant to Rule 14a-4(d) that the substitute nominees have consented to be named and to serve if elected; and (ii) the biographical information required under Item 7 of Schedule 14.

Response:	We have revised this section of the proxy statement by eliminating the disclosure that would have allowed for an unnamed substitute nominee being able to serve on the Piedmont board.

Song P. Brandon, Esq.

U.S. Securities and Exchange Commission

July 2, 2009

Forward Looking Statements, page 55

18.	Please advise us of the legal basis upon which Piedmont relies to disclaim any obligation to update or revise any forward-looking statements as stated in this section.

Response:	We have revised this section of the proxy statement by eliminating the reference disclaiming any obligation to update or revise any forward-looking statement.

Information Incorporated by Reference, page 56

19.	Please revise this section to incorporate by reference your Quarterly Report on Form 10-Q for the first quarter that was filed on May 15, 2009.

Response:	We have revised this section of the proxy statement to incorporate by reference Piedmont’s Form 10-Q for the quarter ending March 31, 2009.

20.	We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Instruction E to Schedule 14A. It does not appear that your public float is sufficient and, therefore, it appears you are not eligible to incorporate by reference pursuant to Item 13(b)(1). Please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference. If so, confirm that you will deliver the information incorporated by reference in the proxy statement to shareholders at the same time as you send them the proxy statement. Alternatively, revise the Schedule to include the information required by Item 13(a).

Response:	We have revised the proxy statement to clarify that Piedmont plans to rely upon Item 13(b)(2) and incorporate the required information by reference and also deliver such referenced materials simultaneously with the delivery of the proxy statement.

* * * * * * * * * * * * *

Song P. Brandon, Esq.

U.S. Securities and Exchange Commission

July 2, 2009

I will be sending the acknowledgment that you requested in your letter from each filing person under separate cover.

Please feel free to call me at (404) 962-6442 if you have any questions regarding the enclosed amendment or the responses contained in this letter. Again, we look forward to working with you during the review process.

Sincerely,

MILLER & MARTIN PLLC

/s/ Michael P. Marshall, Jr.

MPM:eha

Enclosures

cc:	Mr. R. Drew Hulsey, Jr.